              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT





                                [WORLD BANK LOGO]




                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

                                   (UNAUDITED)

CONTENTS
DECEMBER 31, 2000


MANAGEMENT'S DISCUSSION AND ANALYSIS


FINANCIAL STATEMENT REPORTING      2

MANAGEMENT REPORTING       2

CURRENT VALUE BASIS  3

EQUITY CAPITAL-TO-LOANS       4

RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS      5

WITHDRAWAL OF CURRENCY POOL LOANS        7



IBRD CONDENSED FINANCIAL STATEMENTS


BALANCE SHEET     10

STATEMENT OF INCOME     11

STATEMENT OF COMPREHENSIVE INCOME     12

STATEMENT OF CHANGES IN RETAINED EARNINGS      12

STATEMENT OF CASH FLOWS       13

NOTES TO FINANCIAL STATEMENTS      14

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS      18

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2000 (FY
2000). IBRD undertakes no obligation to update any forward-looking statements made in such documents.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Accounting Standards (together referred to in this document as the "reported basis"). Effective July 1, 2000, IBRD adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments under SFAS No. 138. Concurrently, IBRD also early adopted International Accounting Standard No. 39, "Financial
Instruments: Recognition and Measurement". These three standards are collectively termed "FAS 133" for purposes of this discussion.

These new standards require that all derivatives be carried at fair value. IBRD has marked all derivative instruments, as defined by FAS 133, to fair value, with changes in the fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, when these criteria are applied to IBRD's financial instrument portfolios, certain of the hedged instruments would be carried at fair value, while other similar hedged instruments would be carried at amortized cost. Therefore, in applying the new standards on the reported basis, IBRD has elected not to define any qualifying hedging relationships. While IBRD believes that its hedging strategies are appropriate, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT  REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD manages its balance sheet by making extensive use of derivatives to manage the interest rate and currency risks associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, and to reduce borrowing costs.

IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long- dated funding, the reported volatility under FAS 133 may be more acute than for many other financial institutions. FAS 133 adjustments may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/ liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation best reflects the economic value of all of its financial instruments. Table 1 presents IBRD's balance sheet on a current value basis, together with a reconciliation to the reported accounts at December 31, 2000.

TABLE 1: CONDENSED CURRENT VALUE BALANCE SHEET AT DECEMBER 31, 2000 AND JUNE 30, 2000


 IN MILLIONS OF U.S. DOLLARS
 ---------------------------------------------------------------------------------------------------------------
                                                         DECEMBER 31, 2000                        JUNE 30, 2000
                                  -------------------------------------------------------------  ---------------
                                                  REVERSAL OF
                                     REPORTED       FAS 133      CURRENT VALUE       CURRENT        PRO FORMA
                                      BASIS         EFFECTS        ADJUSTMENT      VALUE BASIS    CURRENT VALUE
                                    ----------   ------------   ---------------   -------------  ---------------
    Cash                             $    785                                        $    785       $    691
    Investments                        24,548                                          24,548         25,042
    Loans Outstanding                 120,694                         $3,877          124,571        122,265
    Less Accumulated Provision
       for Loan Losses and
       Deferred Loan Income            (3,995)                                         (3,995)        (3,860)
    Swaps Receivable
       Investments                     10,279                                          10,279         11,317
       Borrowings                      69,461       $(2,891)           2,891           69,461         69,410
    Other Assets                        7,358                                           7,358          7,285
                                   ----------     ---------         --------       ----------     ----------
         Total Assets                $229,130       $(2,891)          $6,768         $233,007       $232,150
                                   ==========     =========         ========       ==========     ==========
    Borrowings                       $109,513       $    66           $4,600         $114,179       $112,379
    Swaps Payable
       Investments                     10,746                                          10,746         11,720
       Borrowings                      71,480        (1,583)           1,583           71,480         73,089
    Other Liabilities                   6,835                                           6,835          5,558
                                   ----------     ---------         --------       ----------     ----------
    Total Liabilities                 198,574        (1,517)           6,183          203,240        202,746
    Paid in Capital                    11,459                                          11,459         11,418
    Retained Earnings and
       Other Equity                    19,097        (1,374)             585           18,308         17,986
                                   ----------     ---------         --------       ----------     ----------
         Total Liabilities and
            Equity                   $229,130       $(2,891)          $6,768         $233,007       $232,150
                                   ==========     =========         ========       ==========     ==========
 --------------------------------------------------------------------------------------------------------------


CURRENT VALUE BASIS

The Condensed Current Value Balance Sheet above presents IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The basis for the current value model is the present value of expected cash flows based on an appropriate discount rate and incorporating market data.

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of the IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering its history of payment receipts from borrowers. IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the discounted present value of expected payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

The positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at market value or at their estimated fair values. Market value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS

The current value of borrowings includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The increase in the borrowings portfolio from the reported basis to the current value basis represents the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

EQUITY CAPITAL-TO-LOANS

The equity capital-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk bearing capacity. IBRD also uses cash flow analysis as a measure of income generating capacity and capital adequacy. Table 2 presents this ratio computed on the current value basis, as well as on the reported basis, before and after the effects of FAS 133.

IBRD's equity capital is used to fund its loans. IBRD uses the equity capital-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk bearing capacity to movements in interest and exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio this ratio is protected from exchange rate movements.

As presented in Table 2, IBRD has maintained a relatively stable equity capital-to-loans ratio on a current value basis.

TABLE 2:  EQUITY CAPITAL-TO-LOANS

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------
                                       DECEMBER 31, 2000                   JUNE 30, 2000           DECEMBER 31, 1999
                          ------------------------------------------ -------------------------   --------------------
                              CURRENT      PRE FAS 133     REPORTED     CURRENT       REPORTED        REPORTED
                            VALUE BASIS   REPORTED BASIS    BASIS     VALUE BASIS       BASIS           BASIS
                          -------------- ---------------- ---------- -------------   ---------   --------------------
Equity Capital Used in
   Equity Capital-to-
   Loans Ratio                $ 25,360      $ 24,775      $ 26,149     $ 25,181(a)   $ 25,067(a)       $ 24,311
Loans and Guarantees
   Outstanding, net of
   Accumulated Provision
   for Loan Losses            $122,254      $118,376      $118,376     $120,241      $118,080          $118,424
Equity Capital-to-Loans          20.74%        20.93%        22.09%       20.94%        21.23%            20.53%
----------------------------------------------------------------------------------------------------------------------

a. THE JUNE 30, 2000 EQUITY CAPITAL INCLUDES AN AMOUNT REPRESENTING THE TRANSFERS OF FY 2000 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON AUGUST 1, 2000.

TABLE 3: CONDENSED CURRENT VALUE INCOME STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31

 IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------------
                                               FY 2000                                FY 2001
                                            --------------     ----------------------------------------------------
                                                                                     ADJUSTMENTS       YEAR TO DATE
                                             YEAR TO DATE       YEAR TO DATE         TO CURRENT       CURRENT VALUE
                                            REPORTED BASIS     REPORTED BASIS          VALUE              BASIS
                                            --------------     --------------       -----------       -------------
 Income from Loans                              $4,081              $4,210                              $4,210
 Income from Investments, net                      763                 829            $ (18)               811
 Other Income                                      134                 149                                 149
                                               -------             -------           ------            -------
    Total Income                                 4,978               5,188              (18)             5,170
                                               -------             -------           ------            -------

 Borrowings Expenses                             3,515               3,729                               3,729
 Administrative Expenses                           519                 480                                 480
 Provision for Loan Losses                          45                 131             (131)                 -
 Other Expenses                                      -                   5                                   5
                                               -------             -------           ------            -------
    Total Expenses                               4,079               4,345             (131)             4,214
                                               -------             -------           ------            -------
 Operating Income                                  899                 843              113                956
 Current Value Adjustments                                                              422                422
 Provision for Loan Losses--
    Current Value                                                                      (131)              (131)
 FAS 133 Adjustments                                                   972             (972)                 -
                                               -------             -------           ------            -------
 Net Income                                     $  899              $1,815            $(568)            $1,247
                                               =======             =======           ======            =======
-------------------------------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS

IBRD's Condensed Income Statements on both a reported basis and a current value basis are presented in Table 3.

For the six months ended December 31, 2000, the net income on a current value basis was $1,247 million. The operating income on a reported basis of $843 million is before the FAS 133 adjustment, and compares with reported income of $899 million for the same period in FY 2000. The $56 million decrease in operating income on a reported basis was primarily due to an increase in borrowings expenses of $214 million and an increase of $86 million in the provision for loan losses. These reductions to income were partially offset by increases of $129 million in loan income and $66 million in investment income, and a $39 million decrease in administrative expenses. To a large extent, the change in IBRD's net income was affected by changes in the interest rate environment.

INTEREST RATE ENVIRONMENT

During the first six months of FY 2001, the applicable interest rates (predominantly U.S. dollar interest rates) for IBRD were declining, while the rates were increasing during the same period in FY 2000. However, the average interest rates for the first six-months of FY 2001 were higher overall than the average rates for the same period in FY 2000. The U.S. dollar rates depicted in Figure 1 illustrate these trends.


                                    [GRAPH]

INCOME FROM LOANS

- The increase of $129 million in income from loans was primarily due to the impact of both higher rates and a slightly higher volume of loans outstanding. The higher rates earned were due to the effects of a greater proportion of higher yielding Special Structural Adjustment Loans (SSALs) outstanding during the first six months of FY 2001. In addition, a larger percentage of the loan portfolio was in U.S. dollars, which has had higher nominal interest rates than most other major currencies. These higher rates also reflected the higher interest rate environment seen in this period compared to the same period in FY 2000. These increases were partially offset by the effect of increased interest waivers in FY 2001, which slightly decreased interest income.

INCOME FROM INVESTMENTS

- The increase of $66 million in income (net of expenses associated with securities sold under repurchase agreements) from the investment portfolio was mainly due to a higher investment return earned, partially offset by a lower investment portfolio balance. The higher returns reflected the effects of the higher interest rate environment in FY 2001, on average, on an investment portfolio which carried an interest rate duration of less than one year.

- The adjustment to current value of $18 million moves the mark-to-market unrealized gains recognized in Operating Income under the reported basis to the Current Value Adjustments below.

OTHER INCOME

- The increase of $15 million in other income reflected an increase in fees from reimbursable programs associated with administrative activities.

BORROWINGS EXPENSES

- The increase of $214 million (excluding the mark to fair value effects of embedded and other derivatives under FAS 133) in borrowings expenses was primarily due to an increase in average borrowing rates. This increase was partially offset by a decrease in the average volume of debt outstanding. The higher rates reflected the higher interest rate environment. In addition, the proportion of U.S. dollar borrowings, which had higher nominal rates, grew.

ADMINISTRATIVE EXPENSES

- The decrease in administrative expenses and contributions to special programs of $39 million, reflected a slightly lower expenditure rate compared to the same period in FY 2000. Additionally, a slightly larger share of the total costs incurred was charged to the International Development Association, based on an agreed- upon cost sharing formula which considers certain operational volume indicators.

PROVISION FOR LOAN LOSSES

- The increase of $86 million in the provision for loan loss expense was primarily due to an additional provision taken on certain loans placed in nonaccrual status on October 2, 2000. (See Notes to Financial Statements--Note B)

- For purposes of current value presentation, the $131 million adjustment, reflecting the mark from the credit assessment on the loan portfolio, is presented as part of the adjustment relating to current value (see below).

CURRENT VALUE ADJUSTMENTS

- The net adjustment of $422 million represented the combined effects of marking all IBRD financial instruments to current value. Table 4 presents a summary of the current value adjustments.

TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS


 IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------
                                                               BALANCE SHEET EFFECTS AS OF
                                                                    DECEMBER 31, 2000            TOTAL INCOME
                                                               ----------------------------    STATEMENT EFFECT
                                                                 LOANS          BORROWINGS     FY01 YEAR TO DATE
                                                               ---------        ----------     -----------------
 Total Current Value Adjustments on Balance Sheet               $3,877           $ (3,292)           $ 585 (a)
 Unrealized Gains on  Investments                                                                       18 (b)
 Currency Translation Adjustment                                                                      (181)(c)
                                                                                                ----------
 Total Current Value Adjustments                                                                     $ 422
                                                                                                ==========
-----------------------------------------------------------------------------------------------------------------

a. INCLUDES $116 MILLION OF A ONE-TIME CUMULATIVE EFFECT OF THE ADOPTION OF THE CURRENT VALUE BASIS OF ACCOUNTING.

b. UNREALIZED GAINS ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.

c. THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

- The declining interest rate environment seen in the first six months of FY2001 resulted in a positive mark to current value on the loans and investments, offset partially by the positive mark to current value on the borrowings. The weakening of the Euro and Japanese yen in the six-month period ended December 31, 2000 resulted in a negative currency translation effect on IBRD's loan and investment portfolios, offset in part by a positive translation effect on the borrowings portfolio.

FAS 133 ADJUSTMENTS

- Income of $972 million related to FAS 133 adjustments reflected the adoption of this standard on July 1, 2000 and the year-to-date mark to fair value of IBRD's derivative instruments, and the amortization of the transition adjustment created upon adoption. (See Notes to Financial Statements--Note E).

- The adjustment to current value removes the impact related to the adoption of FAS 133.

TABLE 5:  SELECTED FINANCIAL INDICATORS

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      FY00
                                   FY01 DECEMBER 31, 2000 YEAR TO DATE          DECEMBER 31, 1999
                                  ----------------------------------------        YEAR TO DATE       FY00 FULL YEAR
                                    CURRENT       PRE FAS 133     REPORTED      -----------------    --------------
                                  VALUE BASIS    REPORTED BASIS     BASIS                 REPORTED BASIS
                                  -----------    --------------   --------      ------------------------------------
 Net Income                          $  1,247        $    843     $  1,815          $    899         $  1,991
 Average Interest-earning            $149,300        $146,443     $146,443          $149,895         $149,107
    Assets
 Net Return on Average                   1.50%(a)        1.14%        2.16%(b)          1.19%            1.34%
    Interest- earning Assets
 Return on Loans                         7.61%(a)        6.83%        6.83%             6.66%            6.71%
 Return on Investments                   6.44%(a)        6.80%        6.80%             5.36%            5.74%
 Cost of Borrowings                      6.89%(a)        6.34%        5.10%(b)          5.75%            5.92%
-----------------------------------------------------------------------------------------------------------------------------

a. EXCLUDES THE CUMULATIVE EFFECT OF THE ADOPTION OF THE CURRENT VALUE BASIS OF ACCOUNTING.

b.  EXCLUDES THE CUMULATIVE EFFECT OF THE ADOPTION OF FAS 133.


The net return on average interest-earning assets on the current value basis for the first six months of FY 2001 was 1.50%. The same return on a pre FAS 133 reported basis was 1.14%, compared to 1.19% for the same period in FY 2000. The decrease resulted mainly from the annualized income effects of the October 2, 2000 nonaccrual event, and the increased interest waivers in FY 2001, offset partially by the decrease in the provision for loan loss expense on the accruing portfolio, as well as the decrease in net non-interest expenses.


WITHDRAWAL OF CURRENCY POOL LOANS

IBRD has decided to withdraw the availability of currency pool loan terms for new commitments. These terms represented the only available loan product during the period 1980 to 1993. Single currency loan products were introduced in 1993. In 1999, the LIBOR-based fixed spread loan was introduced which gives borrowers access to a range of embedded risk management alternatives, including the ability to replicate the main characteristics of currency pool loans. Currency pool loan terms will no longer be available for new IBRD loan commitments whose invitation to negotiate is issued on or after March 1, 2001. At December 31, 2000, outstanding loans with currency pool terms totaled $33,511 million (approximately 28% of the total portfolio). Undisbursed commitments for these loans were $3,905 million (approximately 10% of total undisbursed commitments).

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                            DECEMBER 31, 2000
                                                                               (UNAUDITED)         JUNE 30, 2000
                                                                            -----------------      -------------
ASSETS
Due from banks                                                                    $    785           $    691
Investments--Trading                                                                24,445             24,941
Securities purchased under resale agreements                                           103                101
Nonnegotiable, noninterest-bearing demand obligations on account of
   subscribed capital                                                                1,828              1,670
Receivable from currency and interest rate swaps
   Investments                                                                      10,279             11,317
   Borrowings (including FAS 133 adjustment of $2,891 million--Note E)              69,461             67,231
Loans outstanding--Note B
   Total loans                                                                     160,553            164,858
   Less undisbursed balance                                                         39,859             44,754
                                                                                  --------           --------
      Loans outstanding                                                            120,694            120,104
   Less:
      Accumulated provision for loan losses                                          3,499              3,400
      Deferred loan income                                                             496                460
                                                                                  --------           --------
        Net loans outstanding                                                      116,699            116,244
Other assets                                                                         5,530              5,615
                                                                                  --------           --------
                                                                                  $229,130           $227,810
                                                                                  ========           ========
TOTAL ASSETS

LIABILITIES
Borrowings
   Short-term                                                                       $5,644             $4,730
   Medium- and long-term (including FAS 133 adjustment of $(66)
      million--Note E)                                                             103,869            105,649
Payable for currency and interest rate swaps
   Investments                                                                      10,746             11,720
   Borrowings (including FAS 133 adjustment of $1,583 million--Note E)              71,480             70,864
Payable for Board of Governors-approved transfers--Note C                            1,156                861
Other liabilities                                                                    5,679              4,697
                                                                                  --------           --------
      TOTAL LIABILITIES                                                            198,574            198,521
                                                                                  --------           --------

EQUITY
Capital stock--Authorized (1,581,724 shares--December 31, 2000 and
   June 30, 2000)
   Subscribed (1,569,298 shares--December 31, 2000; 1,563,443 shares--June 30,
      2000)                                                                        189,312            188,606
   Less uncalled portion of subscriptions                                          177,853            177,188
                                                                                  --------           --------
                                                                                    11,459             11,418
Amounts to maintain value of currency holdings of paid-in capital stock               (696)              (522)
Payments on account of pending subscriptions                                             7                  7
Retained earnings (see Statement of Changes in Retained Earnings, Note C)           20,207             19,027
Accumulated other comprehensive income--Note D                                        (421)              (641)
                                                                                  --------           --------
      TOTAL EQUITY                                                                  30,556             29,289
                                                                                  --------           --------
TOTAL LIABILITIES AND EQUITY                                                      $229,130           $227,810
                                                                                  ========           ========


  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                  THREE MONTHS ENDED      SIX MONTHS ENDED
                                                                     DECEMBER 31             DECEMBER 31
                                                                     (UNAUDITED)             (UNAUDITED)
                                                                  ------------------      ------------------
                                                                    2000       1999         2000       1999
                                                                   ------     ------       ------     ------
INCOME
   Loans--Note B                                                   $2,123     $2,079       $4,210     $4,081
   Investments--Trading                                               402        363          811        759
   Securities purchased under resale agreements                        11          5           18          6
   Income from Staff Retirement Plan and other
      postretirement benefits plans                                    39         43           78         86
   Other                                                               40         33           71         48
                                                                  -------    -------      -------    -------
        Total income                                                2,615      2,523        5,188      4,980
                                                                  -------    -------      -------    -------
EXPENSES
   Borrowings                                                       1,871      1,736        3,729      3,515
   Securities sold under repurchase agreements and payable
      for cash collateral received                                      -          2            -          2
   Administrative                                                     210        247          406        456
   Contributions to special programs                                   58         32           74         63
   Provision for loan losses--Note B                                   14         24          131         45
   Other                                                                2          -            5          -
                                                                  -------    -------      -------    -------
        Total expenses                                              2,155      2,041        4,345      4,081
                                                                  -------    -------      -------    -------
OPERATING INCOME                                                      460        482          843        899
FAS 133 adjustment--Note E                                            628          -          753          -
                                                                  -------    -------      -------    -------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE                                                        1,088        482        1,596        899
Cumulative effect of change in accounting principle--Note E             -          -          219          -
                                                                  -------    -------      -------    -------
NET INCOME                                                         $1,088     $  482       $1,815     $  899
                                                                  =======    =======      =======    =======



  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                       THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           DECEMBER 31                      DECEMBER 31
                                                           (UNAUDITED)                      (UNAUDITED)
                                                     -----------------------          ------------------------
                                                      2000             1999            2000              1999
                                                     ------           ------          ------            ------
 Net income                                          $1,088            $482            $1,815           $  899
 Other comprehensive income--Note D
    Cumulative effect of change in accounting
       principle--Note E                                  -               -               500                -
    Reclassification of FAS 133 transition
       adjustment to net income--Note E                 (26)              -               (52)               -
    Currency translation adjustments                     11             (22)             (228)             256
                                                   --------         -------           -------          -------
 Total other comprehensive income                       (15)            (22)              220              256
                                                   --------         -------           -------          -------
 Comprehensive income                                $1,073            $460            $2,035           $1,155
                                                   ========         =======           =======          =======


STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                        SIX MONTHS ENDED
                                                                                           DECEMBER 31
                                                                                           (UNAUDITED)
                                                                                    -------------------------
                                                                                      2000             1999
                                                                                    --------         --------
Retained earnings at beginning of the fiscal year                                   $19,027          $17,709
   Board of Governors-approved transfers--Note C                                       (635)            (663)
   Net income for the period                                                          1,815              899
                                                                                   --------         --------
Retained earnings at end of the period                                              $20,207          $17,945
                                                                                   ========         ========


  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF CASH FLOWS

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                                        SIX MONTHS ENDED
                                                                                           DECEMBER 31
                                                                                           (UNAUDITED)
                                                                                  ----------------------------
                                                                                    2000                1999
                                                                                  --------            --------
Cash flows from lending and investing activities
   Loans
      Disbursements                                                               $(6,564)            $(6,425)
      Principal repayments and prepayments                                          4,860               5,094
      Loan origination fees received                                                    1                  18
                                                                                 --------            --------
           Net cash used in lending and investing activities                       (1,703)             (1,313)
                                                                                 --------            --------
Cash flows used for payments for Board of Governors-approved transfers               (322)               (265)
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues                                                                    5,540               5,988
      Retirements                                                                  (5,581)            (11,477)
   Net capital stock transactions                                                      23                  76
   Other financing activities                                                        (638)                 97
                                                                                 --------            --------
           Net cash used in financing activities                                     (656)             (5,316)
                                                                                 --------            --------
Cash flows from operating activities
   Net income                                                                       1,815                 899
   Adjustments to reconcile net income to net cash provided by operating activities
      FAS 133 adjustment                                                             (753)                  -
      Cumulative effect of change in accounting principle                            (219)                  -
      Depreciation and amortization                                                   463                 417
      Income from Staff Retirement Plan and other postretirement benefits
        plans                                                                         (78)                (86)
      Provision for loan losses                                                       131                  45
      Net changes in other assets and liabilities                                     405                (164)
                                                                                 --------            --------
           Net cash provided by operating activities                                1,764               1,111
                                                                                 --------            --------
Effect of exchange rate changes on unrestricted cash and liquid investments           (44)                 25
                                                                                 --------            --------
Net decrease in unrestricted cash and liquid investments                             (961)             (5,758)
Unrestricted cash and liquid investments at beginning of the fiscal year           24,331              30,122
                                                                                 --------            --------
Unrestricted cash and liquid investments at end of the period                     $23,370             $24,364
                                                                                 ========            ========
Composed of
   Investments held in trading portfolio                                          $24,445             $25,365
   Other                                                                           (1,075)             (1,001)
                                                                                 --------            --------
                                                                                  $23,370             $24,364
                                                                                 ========            ========
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding                                                           $(1,145)            $ 1,765
      Borrowings                                                                   (1,916)              2,500
      Currency and interest rate swaps--Borrowings                                  1,087              (1,203)
   Capitalized loan origination fees included in total loans                           31                  52



  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS


NOTE A--FINANCIAL INFORMATION


The unaudited condensed financial statements should be read in conjunction with the June 30, 2000 financial statements and the notes included therein. A review of the interim financial information for the six months ended December 31, 2000 and 1999, was performed by the International Bank for Reconstruction and Development's (IBRD) independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and by the International Auditing Practices Committee of the International Federation of Accountants. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position and results of operations. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

On October 1, 2000, IBRD adopted prospectively the Statement of Financial Accounting Standard (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125". This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain additional disclosures. As applied to IBRD, this statement requires that securities transferred under repurchase or security lending agreements be disclosed separately from other trading investments. However, at June 30, 2000 and December 31, 2000, IBRD's trading investments did not include any securities that had been transferred under repurchase or security lending agreements, so no reclassification was necessary. Adoption of this standard did not have a material impact on IBRD's financial statements.


NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For payment periods beginning during the fiscal year ending June 30, 2001, the following interest waivers on disbursed and outstanding loans to eligible borrowers are in effect. With respect to loans for which the invitation to negotiate was issued on or after July 31, 1998, and which carry a 75 basis point lending spread, the interest waiver is 25 basis points. A similar waiver was in effect for the fiscal year ended June 30, 2000. With respect to loans for which the invitation to negotiate was issued before July 31, 1998, and which carry a 50 basis point lending spread, the interest waiver is 15 basis points. A waiver of 5 basis points was in effect during the fiscal year ended June 30, 2000. For the three and six months ended December 31, 2000, the effect of this waiver was to reduce Net Income by $36 million and $58 million, respectively, compared to $14 million and $28 million for the respective fiscal year 2000 periods.

A one-year commitment charge waiver of 50 basis points is in effect on all eligible undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 2001. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 2000. For the three and six months ended December 31, 2000, the effect of the commitment charge waiver was to reduce Net Income by $43 million and $89 million, respectively, compared to $57 million and $117 million for the respective fiscal year 2000 periods.

OVERDUE AMOUNTS

At December 31, 2000, in addition to those loans referred to in the following paragraph, principal installments of $25 million and charges of $7 million payable to IBRD on loans, were overdue by more than three months. At December 31, 2000, the aggregate principal amounts outstanding on all loans to any borrower, other than those referred to in the following paragraph, with any loan overdue by more than three months, was $599 million.

At December 31, 2000, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $2,412 million ($2,031 million--June 30, 2000), of which $1,317 million ($1,302 million--June 30, 2000) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,070 million ($1,060 million--June 30, 2000). If these loans had not been in nonaccrual status, income from loans for the three and six months ended December 31, 2000 would have been higher by less than $1 million and $30 million, respectively, compared to $9 million and $27 million for the respective fiscal year 2000 periods. A summary of countries with loans in nonaccrual status follows:


IN MILLIONS
------------------------------------------------------------------------------------------------------------------
                                                                         DECEMBER 31, 2000
                                                  ----------------------------------------------------------------
                                                   PRINCIPAL         PRINCIPAL, INTEREST
BORROWER                                          OUTSTANDING        AND CHARGES OVERDUE          NONACCRUAL SINCE
------------------------------------------------------------------------------------------------------------------
  WITH OVERDUES
     Congo, Democratic Republic of                  $   81                 $  120                  November 1993
     Congo, Republic of                                 65                     60                  November 1997
     Iraq                                               37                     67                  December 1990
     Liberia                                           130                    291                  June 1987
     Syrian Arab Republic                               25                    100(a)               February 1987
     Yugoslavia, Federal Republic of (Serbia
        and Montenegro)                              1,096                  1,739                  September 1992
     Zimbabwe                                          416                     10                  October 2000
                                                   -------                -------
  Total                                              1,850                  2,387

  WITHOUT OVERDUES
     Bosnia and Herzegovina                            561                      -                  September 1992
     Sudan                                               1                      -                  January 1994
                                                   -------                -------
  TOTAL                                             $2,412                 $2,387
                                                   =======                =======
------------------------------------------------------------------------------------------------------------------

(a) REPRESENTS INTEREST AND CHARGES OVERDUE.

The average recorded investment in nonaccruing loans during the three and six months ended December 31, 2000 was $2,296 and $2,177 million respectively, compared to $2,087 million and $2,078 million for the respective fiscal year 2000 periods.

On October 2, 2000, loans made to, or guaranteed by, Zimbabwe were placed in nonaccrual status. Loan income for the three months ended September 30, 2000 was reduced by $19 million representing unpaid interest and other charges accrued on loans outstanding to Zimbabwe.

During the six months ended December 31, 2000 and 1999, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

Changes to the Accumulated Provision for Loan Losses for the six months ended December 31, 2000 and for the fiscal year ended June 30, 2000 are summarized below:

  IN MILLIONS
--------------------------------------------------------------------------------
                                DECEMBER 31     JUNE 30
                                -----------     -------
  Balance, beginning of the
    fiscal year                   $3,400         $3,560
  Provision for loan losses          131           (166)
  Translation adjustment             (32)             6
                                 -------       --------
  Balance, end of the period      $3,499         $3,400
                                 =======       ========

--------------------------------------------------------------------------------

Of the Accumulated Provision for Loan Losses of $3,499 million ($3,400 million--June 30, 2000), $929 million is attributable to the nonaccruing loan portfolio at December 31, 2000 ($700 million--June 30, 2000).

GUARANTEES

Guarantees of $1,449 million at December 31, 2000 ($1,661 million--June 30,
2000) were not included in reported loan balances. At December 31, 2000, $457 million of these guarantees were subject to call ($467 million--June 30, 2000). In some cases, IBRD guarantees have included interest payments in addition to principal. At December 31, 2000, interest guarantees of $13 million ($10 million--June 30, 2000) were subject to call.

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At December 31, 2000, IDA had approved credits of $1,661 million ($1,659 million--June 30, 2000) under this program from its inception, of which $1,644 million ($1,630 million--June 30, 2000) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the six months ended December 31, 2000, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $475 million and $439 million.

NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at December 31, 2000 and June 30, 2000:



IN MILLIONS
-----------------------------------------------------------------------
                              DECEMBER 31   JUNE 30
                              -----------   -------
Special Reserve               $   293       $   293
General Reserve                17,223        16,109
Pension Reserve                   715           549
Surplus                           161            85
Unallocated Net Income          1,815         1,991
                             --------      --------
Total                         $20,207       $19,027
                             ========      ========

-----------------------------------------------------------------------

On August 1, 2000, the Executive Directors allocated $1,114 million of the net income earned in the fiscal year ended June 30, 2000 to the General Reserve and $166 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 2000.

On September 27, 2000, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $320 million in SDRs (valued at June 30, 2000) to IDA, $250 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $35 million to the Trust fund for Kosovo, and $30 million for capacity building in Africa. The remaining $76 million was allocated to surplus. Of the $320 million in SDRs valued at June 30, 2000 that was approved for transfer to IDA, $300 million is to be drawn down in fiscal year 2005; the remaining $20 million was transferred in October 2000 as a reimbursement of IDA's share of the fiscal year 2000 cost of implementing the Strategic Compact of IBRD and IDA.

At December 31, 2000, the unpaid balances of all of the above-mentioned Board-approved transfers have been included in Payable for Board of Governors-approved Transfers on the balance sheet.

NOTE D--COMPREHENSIVE INCOME

For IBRD, comprehensive income comprises the effects of the implementation of FAS 133 as described in Note E, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 2000 and December 31, 1999:


  IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         2000
                                                        -------------------------------------------------------------------------
                                                                                                                       TOTAL
                                                                          CUMULATIVE                               ACCUMULATED
                                                        CUMULATIVE      EFFECT OF CHANGE                               OTHER
                                                        TRANSLATION      IN ACCOUNTING                             COMPREHENSIVE
                                                        ADJUSTMENT         PRINCIPLE        RECLASSIFICATION(a)       INCOME
                                                        ----------         ----------       -------------------    -------------
  Balance, beginning of the fiscal year                    $(641)            $  -                   $  -                $(641)
  Changes from period activity                              (228)             500                    (52)                 220
                                                         -------            ------                  -----              -------
  Balance, end of the period                               $(869)            $500                   $(52)               $(421)
                                                         =======            ======                  =====              =======

---------------------------------------------------------------------------------------------------------------------------------


IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         1999
                                                        -------------------------------------------------------------------------
                                                                                                                       TOTAL
                                                                          CUMULATIVE                               ACCUMULATED
                                                        CUMULATIVE      EFFECT OF CHANGE                               OTHER
                                                        TRANSLATION      IN ACCOUNTING                             COMPREHENSIVE
                                                        ADJUSTMENT         PRINCIPLE        RECLASSIFICATION(a)       INCOME
                                                        ----------         ----------       -------------------    -------------
  Balance, beginning of the fiscal year                    $(637)           $   -                $   -                $(637)
  Changes from period activity                               256                -                    -                  256
                                                         -------            -----                -----               ------
  Balance, end of the period                               $(381)           $   -                $   -                $(381)
                                                         =======            =====                =====               ======

---------------------------------------------------------------------------------------------------------------------------------


a.  RECLASSIFICATION OF FAS 133 TRANSITION ADJUSTMENT TO NET INCOME.

NOTE E--DERIVATIVE INSTRUMENTS

On July 1, 2000, IBRD adopted the Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments under SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". In addition, IBRD adopted International Accounting Standard (IAS) 39, "Financial Instruments: Recognition and Measurement". Although adoption of IAS 39 is not required for IBRD until fiscal year 2002, IBRD elected to adopt this standard concurrently with SFAS No.
133. SFAS No. 133, along with its amendments under SFAS No. 138, and IAS 39 are collectively referred to as FAS 133 in this document. These standards require that all derivatives be measured at fair value.

IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of borrowing costs. In applying these standards for purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. IBRD has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make evident IBRD's existing risk management strategy.

IBRD has evaluated its loan and other financial instrument contracts, other than those in the investments and borrowings portfolios, and has determined that no adjustments are required under FAS 133. In addition, for derivative instruments included in the investments portfolio, no adjustments are required under FAS 133 since those derivative instruments are already recorded at fair value as part of the trading portfolio. Consequently, only the borrowings portfolio, and its related swaps, are affected by FAS 133.

The cumulative effect of a change in accounting principle includes the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments in the borrowings portfolio on July 1, 2000, offset by any gains or losses on those borrowings for which a fair value exposure was being hedged. Of the total amount of $719 million, $500 million is reported in other comprehensive income and $219 million is reported in net income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed before the initial application of FAS 133.

Since IBRD has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

The amounts reclassified into earnings for the three and six months ended December 31, 2000 of $26 million and $52 million, respectively, have been included in Reclassification of FAS 133 Transition Adjustment to Net Income in the statement of comprehensive income.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS



     DELOITTE TOUCHE
            TOHMATSU
(International Firm)
--------------------              ----------------------------------------------
                                  555 12th Street NW
                                  Washington, DC



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

President and Board of Governors
    International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2000, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and six-month periods ended December 31, 2000 and 1999. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2000, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 31, 2000, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2000 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.




                                  ----------------------------------------------
                                  Beijing London Mexico City Moscow New York Paris Tokyo Toronto

As discussed in Note E to the condensed financial statements, IBRD changed its method of accounting for derivative instruments to conform with Statement of Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133, and SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES. IBRD has also early-adopted International Accounting Standard No. 39, FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT.




/s/ DELOITTE TOUCHE TOHMATSU (INTERNATIONAL FIRM)

February 5, 2001

[WORLD BANK LOGO]

                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT
                       SEC REPORT - CHANGES IN BORROWINGS

            BORROWINGS (MLT) OCTOBER 01, 2000 THRU DECEMBER 31, 2000



BORROWING TYPE   DESCRIPTION                       TRADE ID   CURRENCY                        CURRENCY AMOUNT    US$ EQUIVALENT
--------------   -----------                       --------   --------                        ---------------    --------------
NEW BORROWINGS

         MTBOC
POUND STERLING
BOND/SELL GBP/IBRD/0632GBP05.75                    0000004786  GBP                              100,000,000       146,250,000
BOND/SELL GBP/IBRD/0632GBP05.75                    0000004791  GBP                               75,000,000       109,207,500
BOND/SELL GBP/IBRD/0632GBP05.75                    0000004787  GBP                               75,000,000       109,743,750
BOND/SELL GBP/IBRD/1228GBP04.87                    0000004800  GBP                               90,000,000       128,025,000
BOND/SELL GBP/IBRD/0632GBP05.75                    0000004810  GBP                               75,000,000       108,472,500
BOND/SELL GBP/IBRD/0632GBP05.75                    0000004821  GBP                              100,000,000       144,630,000
BOND/SELL GBP/IBRD/0114GBP05.37                    0000004831  GBP                              250,000,000       362,100,000
BOND/SELL GBP/IBRD/0632GBP05.75                    0000004838  GBP                               50,000,000        72,420,000
TOTAL BY CURRENCY                                                                                               1,180,848,750
HONG KONG DOLLAR
BOND/SELL HKD/IBRD/1203HKD06.90                    0000004814  HKD                            1,000,000,000       128,208,416
TOTAL BY CURRENCY                                                                                                 128,208,416
JAPANESE YEN
BOND/SELL JPY/IBRD/1030JPYSTR                      0000004779  JPY                            1,000,000,000         9,173,891
BOND/SELL JPY/IBRD/0920JPYSTR06                    0000004788  JPY                            1,000,000,000         9,299,730
BOND/SELL JPY/IBRD/0920JPYSTR05                    0000004777  JPY                            2,000,000,000        18,558,901
BOND/SELL JPY/IBRD/1120JPYSTR                      0000004794  JPY                            1,400,000,000        12,862,918
BOND/SELL JPY/IBRD/0321JPYSTR01                    0000004799  JPY                            1,100,000,000        10,106,578
BOND/SELL JPY/IBRD/1121JPYSTR                      0000004802  JPY                            2,100,000,000        19,060,585
BOND/SELL JPY/IBRD/1120JPYSTR01                    0000004805  JPY                            2,100,000,000        19,060,585
BOND/SELL JPY/IBRD/1120JPYSTR02                    0000004807  JPY                            1,200,000,000        10,891,763
BOND/SELL JPY/IBRD/0214JPY04.68                    0000004806  JPY                           20,000,000,000       180,627,681
BOND/SELL JPY/IBRD/0321JPYSTR02                    0000004811  JPY                            2,000,000,000        17,922,753
BOND/SELL JPY/IBRD/0321JPYSTR03                    0000004813  JPY                            1,200,000,000        10,753,652
BOND/SELL JPY/IBRD/1220JPYSTR                      0000004825  JPY                            1,000,000,000         8,991,593
BOND/SELL JPY/IBRD/0326JPYSTR                      0000004828  JPY                            3,600,000,000        31,997,156
BOND/SELL JPY/IBRD/0920JPYSTR07                    0000004829  JPY                            2,000,000,000        17,776,198
BOND/SELL JPY/IBRD/0326JPYSTR02                    0000004832  JPY                            3,000,000,000        26,664,297
BOND/SELL JPY/IBRD/0321JPYSTR04                    0000004833  JPY                            3,000,000,000        26,664,297
BOND/SELL JPY/IBRD/1225JPYSTR                      0000004834  JPY                            2,000,000,000        17,776,198
BOND/SELL JPY/IBRD/1220JPYSTR01                    0000004837  JPY                            2,200,000,000        19,553,817
BOND/SELL JPY/IBRD/1220JPYSTR02                    0000004839  JPY                            1,000,000,000         8,888,099
BOND/SELL JPY/IBRD/0326JPYSTR01                    0000004830  JPY                            3,100,000,000        27,587,434
BOND/SELL JPY/IBRD/1227JPYSTR                      0000004841  JPY                            2,000,000,000        17,854,752
BOND/SELL JPY/IBRD/0326JPYSTR03                    0000004840  JPY                            4,600,000,000        40,801,841
BOND/SELL JPY/IBRD/1225JPYSTR01                    0000004846  JPY                            1,000,000,000         8,905,116
BOND/SELL JPY/IBRD/0326JPYSTR05                    0000004848  JPY                            2,000,000,000        17,810,232
BOND/SELL JPY/IBRD/0326JPYSTR07                    0000004853  JPY                            2,000,000,000        17,810,232
BOND/SELL JPY/IBRD/0326JPYSTR06                    0000004854  JPY                            2,000,000,000        17,810,232
TOTAL BY CURRENCY                                                                                                 625,210,532


BORROWING TYPE   DESCRIPTION                       SETTLEMENT          MATURITY
--------------   -----------                       ----------          --------
NEW BORROWINGS

         MTBOC
POUND STERLING
BOND/SELL GBP/IBRD/0632GBP05.75                    05-Oct-2000        07-Jun-2032
BOND/SELL GBP/IBRD/0632GBP05.75                    06-Oct-2000        07-Jun-2032
BOND/SELL GBP/IBRD/0632GBP05.75                    01-Nov-2000        07-Jun-2032
BOND/SELL GBP/IBRD/1228GBP04.87                    21-Nov-2000        07-Dec-2028
BOND/SELL GBP/IBRD/0632GBP05.75                    07-Dec-2000        07-Jun-2032
BOND/SELL GBP/IBRD/0632GBP05.75                    07-Dec-2000        07-Jun-2032
BOND/SELL GBP/IBRD/0114GBP05.37                    15-Dec-2000        15-Jan-2014
BOND/SELL GBP/IBRD/0632GBP05.75                    15-Dec-2000        07-Jun-2032
TOTAL BY CURRENCY
HONG KONG DOLLAR
BOND/SELL HKD/IBRD/1203HKD06.90                    30-Nov-2000        01-Dec-2003
TOTAL BY CURRENCY
JAPANESE YEN
BOND/SELL JPY/IBRD/1030JPYSTR                      11-Oct-2000        11-Oct-2030
BOND/SELL JPY/IBRD/0920JPYSTR06                    16-Oct-2000        25-Sep-2020
BOND/SELL JPY/IBRD/0920JPYSTR05                    17-Oct-2000        25-Sep-2020
BOND/SELL JPY/IBRD/1120JPYSTR                      20-Nov-2000        20-Nov-2020
BOND/SELL JPY/IBRD/0321JPYSTR01                    20-Nov-2000        25-Mar-2021
BOND/SELL JPY/IBRD/1121JPYSTR                      27-Nov-2000        26-Mar-2021
BOND/SELL JPY/IBRD/1120JPYSTR01                    27-Nov-2000        27-Nov-2020
BOND/SELL JPY/IBRD/1120JPYSTR02                    27-Nov-2000        27-Nov-2020
BOND/SELL JPY/IBRD/0214JPY04.68                    30-Nov-2000        11-Feb-2014
BOND/SELL JPY/IBRD/0321JPYSTR02                    05-Dec-2000        05-Mar-2021
BOND/SELL JPY/IBRD/0321JPYSTR03                    05-Dec-2000        05-Mar-2021
BOND/SELL JPY/IBRD/1220JPYSTR                      14-Dec-2000        14-Dec-2020
BOND/SELL JPY/IBRD/0326JPYSTR                      18-Dec-2000        18-Mar-2026
BOND/SELL JPY/IBRD/0920JPYSTR07                    18-Dec-2000        26-Sep-2020
BOND/SELL JPY/IBRD/0326JPYSTR02                    18-Dec-2000        18-Mar-2026
BOND/SELL JPY/IBRD/0321JPYSTR04                    18-Dec-2000        18-Mar-2021
BOND/SELL JPY/IBRD/1225JPYSTR                      18-Dec-2000        18-Dec-2025
BOND/SELL JPY/IBRD/1220JPYSTR01                    18-Dec-2000        18-Dec-2020
BOND/SELL JPY/IBRD/1220JPYSTR02                    18-Dec-2000        18-Dec-2020
BOND/SELL JPY/IBRD/0326JPYSTR01                    19-Dec-2000        19-Mar-2026
BOND/SELL JPY/IBRD/1227JPYSTR                      21-Dec-2000        21-Dec-2027
BOND/SELL JPY/IBRD/0326JPYSTR03                    22-Dec-2000        27-Mar-2026
BOND/SELL JPY/IBRD/1225JPYSTR01                    27-Dec-2000        27-Dec-2025
BOND/SELL JPY/IBRD/0326JPYSTR05                    27-Dec-2000        27-Mar-2026
BOND/SELL JPY/IBRD/0326JPYSTR07                    27-Dec-2000        25-Mar-2026
BOND/SELL JPY/IBRD/0326JPYSTR06                    27-Dec-2000        16-Mar-2026
TOTAL BY CURRENCY


[WORLD BANK LOGO]

                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT
                       SEC REPORT - CHANGES IN BORROWINGS

            BORROWINGS (MLT) OCTOBER 01, 2000 THRU DECEMBER 31, 2000



BORROWING TYPE   DESCRIPTION                       TRADE ID   CURRENCY                        CURRENCY AMOUNT    US$ EQUIVALENT
--------------   -----------                       --------   --------                        ---------------    --------------
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/1110USD04.00                    0000004812  USD                               10,000,000        10,000,000
BOND/SELL USD/IBRD/1205USDSTR                      0000004815  USD                               30,000,000        30,000,000
BOND/SELL USD/IBRD/1205USD05.85                    0000004842  USD                               10,000,000        10,000,000
TOTAL BY CURRENCY                                                                                                  50,000,000
SOUTH AFRICAN RAND
BOND/SELL ZAR/IBRD/1010ZAR12.62                    0000004772  ZAR                              120,000,000        16,582,144
BOND/SELL ZAR/IBRD/1110ZAR12.25                    0000004789  ZAR                              110,000,000        14,311,736
TOTAL BY CURRENCY                                                                                                  30,893,880
TOTAL                                                                                                           2,015,161,577




BORROWING TYPE   DESCRIPTION                       SETTLEMENT          MATURITY
--------------   -----------                       ----------          --------
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/1110USD04.00                       28-Nov-2000        24-Nov-2010
BOND/SELL USD/IBRD/1205USDSTR                         01-Dec-2000        01-Dec-2005
BOND/SELL USD/IBRD/1205USD05.85                       21-Dec-2000        21-Dec-2005
TOTAL BY CURRENCY
SOUTH AFRICAN RAND
BOND/SELL ZAR/IBRD/1010ZAR12.62                       02-Oct-2000        04-Oct-2010
BOND/SELL ZAR/IBRD/1110ZAR12.25                       30-Oct-2000        01-Nov-2010
TOTAL BY CURRENCY
TOTAL



[WORLD BANK LOGO]

                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT
                       SEC REPORT - CHANGES IN BORROWINGS

            BORROWINGS (MLT) OCTOBER 01, 2000 THRU DECEMBER 31, 2000



BORROWING TYPE   DESCRIPTION                       TRADE ID   CURRENCY                        CURRENCY AMOUNT    US$ EQUIVALENT
--------------   -----------                       --------   --------                        ---------------    --------------
MATURING BORROWINGS
         MTBOC
SWISS FRANC
BOND/SELL CHF/IBRD/1200CHF05.38                    0000000082  CHF         CHF0244MLT01         200,000,000       116,407,660
TOTAL BY CURRENCY                                                                                                 116,407,660
EURO CURRENCY
BOND/SELL EUR/IBRD/1100DEM09.00E                   0000000112  EUR         DEM0269MLT01         383,468,911       326,773,033
BOND/SELL EUR/IBRD/1200NLG09.25E                   0000000385  EUR         NLG0094MLT01         136,134,065       125,665,355
TOTAL BY CURRENCY                                                                                                 452,438,388
POUND STERLING
BOND/SELL GBP/IBRD/1100GBP06.14                    0000000183  GBP         GBP0693GDI01          90,000,000       128,191,500
BOND/SELL GBP/IBRD/1000GBPSTR                      0000001100  GBP         JPY0083GDI01          54,442,500        79,273,724
BOND/SELL GBP/IBRD/1100GBP05.00                    0000001048  GBP         GBP0748GDI01          20,000,000        29,062,000
TOTAL BY CURRENCY                                                                                                 236,527,224
GREEK DRACHMA
BOND/SELL GRD/IBRD/1000GRDFLT                      0000000190  GRD         GRD0609GMT01      15,000,000,000        38,576,278
TOTAL BY CURRENCY                                                                                                  38,576,278
HONG KONG DOLLAR
BOND/SELL HKD/IBRD/1200HKD10.00                    0000000203  HKD         HKD0628GDI01         350,000,000        44,872,083
TOTAL BY CURRENCY                                                                                                  44,872,083
ITALIAN LIRA
BOND/SELL ITL/IBRD/1000ITLFLT                      0000000295  ITL         ITL0619GMT01      00,000,000,000        91,407,707
BOND/SELL ITL/IBRD/1000ITL05.00                    0000000296  ITL         ITL0620GMT01      00,000,000,000       134,074,793
TOTAL BY CURRENCY                                                                                                 225,482,500
JAPANESE YEN
BOND/SELL JPY/IBRD/1200JPY02.50                    0000000315  JPY         JPY0124MLT01       4,000,000,000        35,479,862
TOTAL BY CURRENCY                                                                                                  35,479,862
NETHERLANDS GUILDER
BOND/SELL NLG/IBRD/1000NLG07.25                    0000000379  NLG         NLG0075MLT01          20,000,000         7,921,641
TOTAL BY CURRENCY                                                                                                   7,921,641
NEW ZEALAND DOLLAR
BOND/SELL NZD/IBRD/1100NZD06.50                    0000000406  NZD         NZD0626GDI01          50,000,000        19,942,500
TOTAL BY CURRENCY                                                                                                  19,942,500



BORROWING TYPE   DESCRIPTION                       SETTLEMENT          MATURITY
--------------   -----------                       ----------          --------
MATURING BORROWINGS
         MTBOC
SWISS FRANC
BOND/SELL CHF/IBRD/1200CHF05.38                      15-Dec-1994        15-Dec-2000
TOTAL BY CURRENCY
EURO CURRENCY
BOND/SELL EUR/IBRD/1100DEM09.00E                     13-Nov-1990        13-Nov-2000
BOND/SELL EUR/IBRD/1200NLG09.25E                     27-Dec-1990        27-Dec-2000
TOTAL BY CURRENCY
POUND STERLING
BOND/SELL GBP/IBRD/1100GBP06.14                      20-May-1998        20-Nov-2000
BOND/SELL GBP/IBRD/1000GBPSTR                        09-Oct-1998        12-Oct-2000
BOND/SELL GBP/IBRD/1100GBP05.00                      06-Nov-1998        06-Nov-2000
TOTAL BY CURRENCY
GREEK DRACHMA
BOND/SELL GRD/IBRD/1000GRDFLT                        10-Sep-1997        10-Oct-2000
TOTAL BY CURRENCY
HONG KONG DOLLAR
BOND/SELL HKD/IBRD/1200HKD10.00                      19-Dec-1997        19-Dec-2000
TOTAL BY CURRENCY
ITALIAN LIRA
BOND/SELL ITL/IBRD/1000ITLFLT                        02-Oct-1997        02-Oct-2000
BOND/SELL ITL/IBRD/1000ITL05.00                      16-Oct-1997        16-Oct-2000
TOTAL BY CURRENCY
JAPANESE YEN
BOND/SELL JPY/IBRD/1200JPY02.50                      01-Apr-1987        22-Dec-2000
TOTAL BY CURRENCY
NETHERLANDS GUILDER
BOND/SELL NLG/IBRD/1000NLG07.25                      15-Oct-1985        12-Oct-2000
TOTAL BY CURRENCY
NEW ZEALAND DOLLAR
BOND/SELL NZD/IBRD/1100NZD06.50                      12-Nov-1997        20-Nov-2000
TOTAL BY CURRENCY


[WORLD BANK LOGO]

                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT
                       SEC REPORT - CHANGES IN BORROWINGS

            BORROWINGS (MLT) OCTOBER 01, 2000 THRU DECEMBER 31, 2000



BORROWING TYPE   DESCRIPTION                       TRADE ID   CURRENCY                        CURRENCY AMOUNT    US$ EQUIVALENT
--------------   -----------                       --------   --------                        ---------------    --------------
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/1000USD10.63                    0000000504  USD         USD0194MLT01         147,670,000       147,670,000
BOND/SELL USD/IBRD/1200USD08.833                   0000000524  USD         USD0234COL01           3,000,000         3,000,000
BOND/SELL USD/IBRD/1200USD08.85                    0000000526  USD         USD0236COL01           2,000,000         2,000,000
BOND/SELL USD/IBRD/1200USD08.832                   0000000528  USD         USD0239COL01           2,000,000         2,000,000
BOND/SELL USD/IBRD/1000USD09.25                    0000000642  USD         USD0707COL01             500,000           500,000
BOND/SELL USD/IBRD/1200USD09.40                    0000000658  USD         USD0824COL01              50,000            50,000
BOND/SELL USD/IBRD/1100USD09.42                    0000000796  USD         USD1464COL01             500,000           500,000
BOND/SELL USD/IBRD/1100USD09.00                    0000000800  USD         USD1477COL01           5,000,000         5,000,000
BOND/SELL USD/IBRD/1200USD08.831                   0000000803  USD         USD1482COL01              25,000            25,000
BOND/SELL USD/IBRD/1200USD08.48                    0000000806  USD         USD1489COL01              25,000            25,000
BOND/SELL USD/IBRD/1100USD05.00                    0000000575  USD         USD0514GMT01          50,000,000        50,000,000
TOTAL BY CURRENCY                                                                                                 210,770,000
TOTAL                                                                                                           1,388,418,136




BORROWING TYPE   DESCRIPTION                       SETTLEMENT          MATURITY
--------------   -----------                       ----------          --------
UNITED STATES DOLLAR
BOND/SELL USD/IBRD/1000USD10.63                      15-Oct-1985        13-Oct-2000
BOND/SELL USD/IBRD/1200USD08.833                     03-Mar-1988        15-Dec-2000
BOND/SELL USD/IBRD/1200USD08.85                      03-Mar-1988        15-Dec-2000
BOND/SELL USD/IBRD/1200USD08.832                     03-Mar-1988        15-Dec-2000
BOND/SELL USD/IBRD/1000USD09.25                      12-Oct-1988        12-Oct-2000
BOND/SELL USD/IBRD/1200USD09.40                      01-Dec-1988        01-Dec-2000
BOND/SELL USD/IBRD/1100USD09.42                      01-Oct-1990        01-Nov-2000
BOND/SELL USD/IBRD/1100USD09.00                      14-Nov-1990        14-Nov-2000
BOND/SELL USD/IBRD/1200USD08.831                     03-Dec-1990        04-Dec-2000
BOND/SELL USD/IBRD/1200USD08.48                      28-Dec-1990        29-Dec-2000
BOND/SELL USD/IBRD/1100USD05.00                      28-Nov-1995        28-Nov-2000
TOTAL BY CURRENCY
TOTAL


[WORLD BANK LOGO]

                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT
                       SEC REPORT - CHANGES IN BORROWINGS

            BORROWINGS (MLT) OCTOBER 01, 2000 THRU DECEMBER 31, 2000



BORROWING TYPE   DESCRIPTION                       TRADE ID   CURRENCY                        CURRENCY AMOUNT    US$ EQUIVALENT
--------------   -----------                       --------   --------                        ---------------    --------------
EARLY RETIREMENT
         MTBOC
EURO CURRENCY
BOND/BUY EUR/IBRD/0219EURSTR                       0000004792  EUR                               29,315,000        25,356,009
BOND/BUY EUR/IBRD/0803ITLSTRE                      0000004795  EUR                               11,080,583         9,602,987
BOND/BUY EUR/IBRD/0209GRD05.25E                    0000004798  EUR                               11,219,369         9,560,585
BOND/BUY EUR/IBRD/0813ITLSTRE                      0000004809  EUR                               29,450,955        25,134,917
BOND/BUY EUR/IBRD/0413ITLSTRE                      0000004817  EUR                               12,720,333        10,677,448
BOND/BUY EUR/IBRD/0915ITLSTRE                      0000004818  EUR                               10,243,923         8,598,749
BOND/BUY EUR/IBRD/0119EURSTR01                     0000004819  EUR                               11,561,000         9,978,877
BOND/BUY EUR/IBRD/0119EURSTR01                     0000004820  EUR                               16,770,000        14,558,876
BOND/BUY EUR/IBRD/0110ITLSTRE                      0000004822  EUR                               94,462,549        82,626,392
BOND/BUY EUR/IBRD/0210ITLSTRE                      0000004823  EUR                               46,909,780        41,031,985
BOND/BUY EUR/IBRD/0405DEM07.13E                    0000004836  EUR                               31,700,097        27,729,660
BOND/BUY EUR/IBRD/0905EUR04.90                     0000004856  EUR                               13,000,000        12,091,950
TOTAL BY CURRENCY                                                                                                 276,948,434
JAPANESE YEN
BOND/BUY JPY/IBRD/0306JPY06.50                     0000004808  JPY                            1,500,000,000        13,776,002
BOND/BUY JPY/IBRD/0609JPYSTR03                     0000004826  JPY                            1,300,000,000        11,571,499
TOTAL BY CURRENCY                                                                                                  25,347,501
UNITED STATES DOLLAR
BOND/BUY USD/IBRD/0817USD09.90                     0000004855  USD                               10,000,000        10,000,000
TOTAL BY CURRENCY                                                                                                  10,000,000
TOTAL                                                                                                             312,295,935
         MTBOZ
UNITED STATES DOLLAR
BOND/BUY USD/IBRD/0228USDSTR                       0000004796  USD                              102,714,000       102,714,000
TOTAL BY CURRENCY                                                                                                 102,714,000
TOTAL                                                                                                             102,714,000



BORROWING TYPE   DESCRIPTION                       SETTLEMENT          MATURITY
--------------   -----------                       ----------          --------
EARLY RETIREMENT
         MTBOC
EURO CURRENCY
BOND/BUY EUR/IBRD/0219EURSTR                        17-Oct-2000        05-Feb-2019
BOND/BUY EUR/IBRD/0803ITLSTRE                       08-Nov-2000        05-Aug-2003
BOND/BUY EUR/IBRD/0209GRD05.25E                     13-Nov-2000        03-Feb-2009
BOND/BUY EUR/IBRD/0813ITLSTRE                       21-Nov-2000        19-Aug-2013
BOND/BUY EUR/IBRD/0413ITLSTRE                       29-Nov-2000        29-Apr-2013
BOND/BUY EUR/IBRD/0915ITLSTRE                       29-Nov-2000        09-Sep-2015
BOND/BUY EUR/IBRD/0119EURSTR01                      01-Dec-2000        29-Jan-2019
BOND/BUY EUR/IBRD/0119EURSTR01                      04-Dec-2000        29-Jan-2019
BOND/BUY EUR/IBRD/0110ITLSTRE                       05-Dec-2000        12-Jan-2010
BOND/BUY EUR/IBRD/0210ITLSTRE                       05-Dec-2000        12-Feb-2010
BOND/BUY EUR/IBRD/0405DEM07.13E                     15-Dec-2000        12-Apr-2005
BOND/BUY EUR/IBRD/0905EUR04.90                      28-Dec-2000        06-Sep-2005
TOTAL BY CURRENCY
JAPANESE YEN
BOND/BUY JPY/IBRD/0306JPY06.50                      21-Nov-2000        07-Mar-2006
BOND/BUY JPY/IBRD/0609JPYSTR03                      15-Dec-2000        15-Jun-2009
TOTAL BY CURRENCY
UNITED STATES DOLLAR
BOND/BUY USD/IBRD/0817USD09.90                      28-Dec-2000        31-Aug-2017
TOTAL BY CURRENCY
TOTAL
         MTBOZ
UNITED STATES DOLLAR
BOND/BUY USD/IBRD/0228USDSTR                        09-Nov-2000        18-Feb-2028
TOTAL BY CURRENCY
TOTAL
